VITia, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2021, 2022, and 2023

VITia, Inc.
Balance Sheet

Vitia, Inc.
Statements of Financial Position
As of December 31, 2023, 2022 and 2021
(In US Dollars)

		2023	2022	2021
Assets				
Current Assets -				
Cash	$	24,186	5,808	1,493
Non-Current Assets				
Start-Up Costs		28,039	10,905	8,003
Investment in Vitia Mexico		127,787	28,287	20,504
Total Assets	**$**	**180,012**	**45,000**	**30,000**
Liabilities				
Current Liabilities	$	-	-	-
Stockhoders' Equity				
Capital Stock		12	-	-
SAFE Agreements		180,000	45,000	30,000
Retained Earnings		-	-	-
Total Stockholders' Equity		180,012	45,000	30,000
Total Liabilities and Stockholders Equity	**$**	**180,012**	**45,000**	**30,000**

Unaudited

VITia, Inc.
Income Statement

Vitia, Inc.
Statements of Profit or Loss
For the years ended December 31, 2023, 2022 and 2021
(In US Dollars)

	2023	2022	2021
Revenues -			
Dividends	$ -	-	-
Royalties	-	-	-
Total Revenues	-	-	-
Administrative Expenses	-	-	-
Operating Income	-	-	-
Interest Expenses	-	-	-
Income before taxes	-	-	-
Income tax expense	-	-	-
Income for the year	$ -	-	-

VITia, Inc.
Statement of Cash Flows

Vitia, Inc.
Statements of Cash Flows
For the years ended December 31, 2023, 2022 and 2021
(In US Dollars)

	2023	2022	2021
Cash flows from operating activites			
Income before income taxes	$ -	-	-
Adjustments for non-cash items	-	-	-
	-	-	-
Working capital	-	-	-
Net cash generated from operating activities	-	-	-
Cash flows from investing activities			
Start-Up Costs	(17,134)	(2,902)	(8,003)
Investment in Vitia Mexico	(99,500)	(7,783)	(20,504)
Net cash used in investing activities	**(116,634)**	**(10,685)**	**(28,507)**
Cash flows from financing activities			
Proceeds from capital stock increase	12	-	-
Proceeds from SAFE Agreements	135,000	15,000	30,000
Net cash obained from financing activities	**135,012**	**15,000**	**30,000**
Net increase in cash	**18,378**	**4,315**	**1,493**
Cash			
At beginning of year	5,808	1,493	-
At end of year	$ 24,186	5,808	1,493

VITia, Inc.
Statement of Changes in Equity

Vitia, Inc.
Statements of Changes in Stockholders' Equity
For the years ended December 31, 2023, 2022 and 2021
(In US Dollars)

	Capital Stock	Safe Agreements	Retained Earnings	Total Stockholders' Equity
Balance as of January 1, 2021	$ -	-	-	-
Capital Stock inrease	-	-	-	-
SAFE Agreements	-	30,000	-	30,000
Income for the year	-	-	-	-
Balance as of December 31, 2021	-	30,000	-	30,000
Capital Stock inrease	-	-	-	-
SAFE Agreements	-	15,000	-	15,000
Income for the year	-	-	-	-
Balance as of December 31, 2022	-	45,000	-	45,000
Capital Stock inrease	12	-	-	12
SAFE Agreements	-	135,000	-	135,000
Income for the year	-	-	-	-
Balance as of December 31, 2022	$ 12	180,000	-	180,012

VITia, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2021, 2022, and 2023
$USD

1. ORGANIZATION AND PURPOSE

VITia, Inc. (the "Company") is a corporation organized in January 2021 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Start-Up Costs

Start-up costs consist of the costs incurred in a pre-operative phase which mainly include legal and other advisors' fees paid during the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

In November 2022, the Company entered into a related party SAFE transaction with Kasia Hein-Peters, VITia's Chief Medical Officer. Kasia purchased $15,000 of SAFEs with a $2,000,000 post-money valuation cap and no discount.

4. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

5. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.